John Hancock Premium Dividend Fund

Notification of Sources of Distribution

This notice provides shareholders of the John Hancock Premium Dividend Fund (NYSE: PDT) with important information concerning the distribution declared on September 29, 2014 and payable on October 31, 2014. No action is required on your part.

Distribution Period:	October 2014
Distribution Amount Per Common Share:	$0.0900

The following table sets forth the estimated sources of the current distribution, payable October 31, 2014, and the cumulative distributions paid this fiscal year to date from the following sources: net investment income; net realized short term capital gains; net realized long term capital gains; and return of capital or other capital source. All amounts are expressed on a per common share basis and as a percentage of the distribution amount.

Source	Current Distribution ($)	% Breakdown of the Current Distribution	Total Cumulative Distributions for the Fiscal Year to Date ($)[1]	% Breakdown of the Total Cumulative Distributions for the Fiscal Year to Date[1]
Net Investment Income	0.0598	66%	0.9655	100%
Net Realized Short- Term Capital Gains	0.0000	0%	0.0000	0%
Net Realized Long- Term Capital Gains	0.0000	0%	0.0000	0%
Return of Capital or Other Capital Source	0.0302	34%	0.0000	0%
Total per common share	0.0900	100%	0.9655	100%

Average annual total return (in relation to NAV) for the 5 years ended on September 30, 2014[2]				17.07%

Annualized current distribution rate expressed as a percentage of NAV as of September 30, 2014				7.27%

Cumulative total return (in relation to NAV) for the fiscal year through September 30, 2014				16.72%

Cumulative fiscal year-to-date distribution rate expressed as a percentage of NAV as of September 30, 2014				6.50%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s managed distribution plan.

The Fund estimates that it has distributed more than its income and net realized capital gains, therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

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1

The Fund's current fiscal year began on November 1, 2013, and will end on October 31, 2014.

Average annual total return represents the simple arithmetic average of the annual net asset value (“NAV”) total returns of the Fund for the last five years. Annual NAV total return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

The amounts and sources of distributions reported in this Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder its fiscal year and may he subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes.

The Fund has declared the October 2014 distribution pursuant to the Fund’s managed distribution plan (the “Plan”). Under the Plan, the Fund makes fixed monthly distributions in the amount of $0.0900 per share, which will continue to be paid monthly until further notice.

If you have questions or need additional information, please contact your financial professional or call the John Hancock Investments Closed-End Fund Information Line at 1-800-843-0090, Monday through Friday between 8:00 a.m. and 7:00 p.m., Eastern Time.